

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2021

David A. Weber, Ph.D.
President and Chief Executive Officer
OTONOMY, INC.
4796 Executive Drive
San Diego, California 92121

      Re: OTONOMY, INC.
          Registration Statement on Form S-3
          Filed August 4, 2021
          File No. 333-258465

Dear Dr. Weber:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Ansart at (202) 551-4511 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Jennifer Knapp